0-29730

02038478

PE 4-30-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED JUN 03 2002 WASH. D.C. 152 SECTION

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act of 1934

For the month of April, 2002

PROCESSED JUN 17 2002 THOMSON FINANCIAL

INTERNATIONAL WEX TECHNOLOGIES INC.
(Translation of registrant's name into English)

SEC File No. : 0-29730

Suite 2000-777 Hornby Street
Vancouver, B.C., Canada V6Z 1S4
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X **Form 40-F** ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ **No** X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL WEX TECHNOLOGIES INC.

Date May 08, 2002

By: ______________________
Ester Chua, Office Manager